Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: FleetBoston Financial Corporation

Subject Company: FleetBoston Financial Corporation

Commissions File Number: 1-6366

On January 15, 2004, FleetBoston Financial Corporation, a Rhode Island corporation, issued the following press release:

NEWS RELEASE

FOR IMMEDIATE RELEASE	Media Contact: James E. Mahoney
617-434-9552
Investor Contact: John A. Kahwaty
617-434-3650

FLEETBOSTON REPORTS FOURTH QUARTER NET INCOME

OF $732 MILLION OR $.68 PER SHARE

FULL YEAR NET INCOME OF $2.6 BILLION IN 2003 VS. $1.2 BILLION IN 2002

BOSTON, MA, January 15, 2004—FleetBoston Financial (NYSE: FBF) today reported fourth quarter net income of $732 million, or $.68 per share, compared with net income of $261 million, or $.24 per share, in the fourth quarter of last year. For the year 2003, net income was $2.6 billion, or $2.45 per share, compared with $1.2 billion or $1.12 per share in 2002.

The strong growth in net income was driven by the Corporation’s strategy to concentrate on proven business strengths and improve its risk profile. The Corporation’s three major domestic businesses each grew their earnings for each of the past three quarters, reflecting steady improvement in customer favorability and product usage.

Revenues in the fourth quarter grew by 7% over the prior year. The Corporation’s risk reduction efforts resulted in an additional decline in nonperforming asset levels from the third quarter of approximately $400 million or 16%, bringing the full year reduction to 43%. Credit costs continued to decline and were well below the prior year. Also improving the prior year comparisons was the return to profitability of several underperforming businesses (Argentina, Principal Investing) in the second half of the year.

Chad Gifford, Chairman and Chief Executive Officer said, “The fourth quarter capped a year of tremendous progress and achievement for us. By vigorously focusing on our competitive strengths and reducing risks, we were able to reignite the earnings power of this company. We fully expect to carry this momentum into 2004 and the pending merger with Bank of America. We are as convinced as ever about the benefits this combination will bring to our customers, employees, and shareholders.”

Eugene M. McQuade, President and Chief Operating Officer, remarked, “One of our key priorities in 2003 was to leverage our strong brand and seize the potential of our attractive client base. The growth in revenues and customer satisfaction during the year and the steady quarter over quarter net income improvement in our major business lines attests to a very successful year of meeting the financial needs of both our customers and shareholders. As our credit losses approach more traditional levels, we are focused on increasingly delivering earnings growth through higher revenues. Looking ahead, the product benefits brought to our customers by the Bank of America add to our confidence in achieving this growth.”

Fourth Quarter Highlights

Total revenues were $3.1 billion with the 7% growth above the fourth quarter of last year driven by improved net interest income and higher levels of capital markets revenue, banking fees and investment services revenue. The net interest margin improved by 23 basis points from the third quarter to 3.91%, which was comparable to the prior year level. Total non-interest expense of $1.7 billion in the fourth quarter was 3% above the prior year primarily due to higher incentive compensation, expense reserves and marketing costs.

Net loan chargeoffs, including Argentina, continued to decline and totaled $250 million in the fourth quarter compared to $321 million in the third quarter and $607 million in the prior year quarter. Credit conditions in Argentina were less volatile resulting in net loan recoveries in the fourth quarter of $1 million compared to net chargeoffs of $56 million and $157 million in the prior periods respectively. As a result of the improved quality of the overall loan portfolio, the loan loss provision was lowered to $195 million in the fourth quarter versus $265 million in the third quarter and $750 million in the fourth quarter of last year. Loan loss reserves stood at $3.1 billion or 2.4% of total loans.

Total assets at December 31, 2003 were $200 billion, compared with $190 billion at December 31, 2002. The increase from a year ago is primarily due to higher levels of consumer loans and securities, partially offset by declines in domestic commercial loans and Latin American exposures reflecting the execution of previously announced risk reduction strategies. In addition, there was a $2 billion increase in total assets related to the December 31, 2003 adoption of Financial Accounting Standards Board Interpretation No. 46 which necessitated the consolidation of one commercial paper conduit. Stockholders’ equity amounted to $18 billion at December 31, 2003, with a common equity to assets ratio of 9%.

In a separate development, FleetBoston said that earlier this month two of its subsidiaries, Columbia Management Advisors, Inc., and Columbia Funds Distributor, Inc., received “Wells” notices stating that the SEC Regional Office staff in Boston had made a preliminary determination to recommend that enforcement action be brought against them, alleging that certain fund prospectuses did not accurately disclose, in violation of fiduciary duties, certain trading activity in fund shares. We believe that the allegations relate to a limited number of trading arrangements occurring in the period 1998-2003. The majority of trades made pursuant to these arrangements were made by three entities and occurred in one international and two domestic funds. None of these arrangements is in existence today. The subsidiaries intend to engage in discussions with the SEC in an effort to reach a satisfactory resolution of these matters.

A detailed financial package containing supplemental information on the fourth quarter financial results can be found by accessing the Investor Relations section of the Corporation’s web site www.fleet.com. Robert C. Lamb, Jr., Executive Vice President and Chief Financial Officer of FleetBoston, will host a conference call at 8:00 a.m. (ET) to discuss the earnings results. Interested parties may access the conference call by calling 888-480-9569 (domestic) or 210-234-8915 (international) with a passcode of “Fleet”. Media and individuals will be in a listen only mode. Participants are asked to call in a few minutes prior to the call in order to register for the event.

Internet access to the call is also available (listen only) by going to the Investor Relations section of http://www.fleet.com. A replay of the call will be available through January 20, 2004—5:00 p.m. (ET) by calling 800-217-1705 (domestic) or 402-220-3900 (international) with no passcode or by going to the fleet.com website.

This release contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from estimates. These risks and uncertainties include, among other things, (1) the Bank of America/FleetBoston merger does not occur, or does not close within the expected time frame; (2)

expected cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) costs or difficulties related to the integration of the businesses of Bank of America and FleetBoston may be greater than expected; (5) changes in general political and economic conditions, either domestically or internationally; (6) continued economic, political and social uncertainties in Latin America; (7) developments concerning credit quality, including the resultant effect on the levels of the provision for credit losses, nonperforming assets, net charge-offs and reserve for credit losses of FleetBoston or the combined company; (8) continued weakness in domestic commercial loan demand, and the impact of that weakness on the corporate lending activities of FleetBoston or the combined company; (9) changes in customer borrowing, repayment, investment and deposit practices; (10) interest rate and currency fluctuations, equity and bond market fluctuations and inflation; (11) changes in the mix of interest rates and maturities of interest earning assets and interest bearing liabilities of FleetBoston or the combined company; (12) developments concerning the global capital markets and the resultant impact on the principal investing and other capital markets-related businesses of FleetBoston or the combined company and the wealth management and brokerage businesses of FleetBoston or the combined company, as well as the availability and terms of funding necessary to meet FleetBoston’s or the combined company’s liquidity needs; (13) changes in competitive product and pricing pressures within the markets of FleetBoston or the combined company; (14) legislative or regulatory developments, including changes in laws or regulations concerning taxes, banking, securities, capital requirements and risk-based capital guidelines, reserve methodologies, deposit insurance and other aspects of the financial services industry; (15) changes in accounting rules, policies, practices and procedures; (16) legal and regulatory proceedings and related matters with respect to the financial services industry, including those directly involving FleetBoston, the combined company and their respective subsidiaries; (17) the effectiveness of instruments and strategies used to hedge or otherwise manage exposure to various types of market and credit risk; and (18) the effects of terrorist activities or other hostilities, including geopolitical stresses in the Middle East and other areas. For further information, please refer to FleetBoston’s reports filed with the SEC.

Additional Information about the Merger between Bank of America and FleetBoston.

Bank of America and FleetBoston have filed a Joint Proxy Statement/Prospectus and other documents regarding the merger between them (the “Merger”) with the Securities and Exchange Commission (“SEC”). Bank of America and FleetBoston will be mailing the Joint Proxy Statement/Prospectus to their respective stockholders. This document, and documents incorporated into that document by reference, will contain important information about the Merger, and Bank of America and FleetBoston urge you to read them.

You may obtain copies of all documents filed with the SEC regarding the Merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “SEC Documents”. You may also obtain these documents, free of charge, from FleetBoston’s website (www.fleet.com) under the tab “About Fleet” and then under the heading “Investor Relations” and then under the item “SEC Filings”.

Participants in the Merger

Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with the Merger. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in this transaction will be included in the Joint Proxy Statement/Prospectus. You can find information about Bank of America’s executive officers and directors in their definitive proxy statement filed with the SEC on March 27, 2003. You can find information about FleetBoston’s executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2003. You can obtain free copies of these documents from Bank of America and FleetBoston using the contact information above.

###

FleetBoston Financial

Financial Highlights

Three Months Ended			Twelve Months Ended
December 31, 2003	December 31, 2002		December 31, 2003	December 31, 2002
		For the Period ($ in millions)
$732	$261	Net Income (Loss)	$2,598	$1,188
732	297	Continuing Operations	2,555	1,524
—	(36)	Discontinued Operations	43	(336)
3,067	2,874	Revenue	11,538	11,519
1,723	1,665	Total Expense	6,501	6,404
195	750	Provision for Credit Losses	1,025	2,760

		Per Common Share
$.68	$.24	Earnings (loss) per share—Net Income	$2.45	$1.12
.68	.28	Continuing Operations	2.41	1.44
—	(.04)	Discontinued Operations	.04	(.32)
.35	.35	Cash dividends declared	1.40	1.40
16.94	15.78	Book value (period-end)	16.94	15.78

		At Period-End ($ in billions)
$200.2	$190.5	Assets	$200.2	$190.5
128.9	120.4	Loans	128.9	120.4
137.8	125.8	Deposits	137.8	125.8
18.3	16.8	Total stockholders’ equity	18.3	16.8

		Ratios
1.49%	.55%	Return on average assets	1.34%	.63%
16.36	6.12	Return on common equity	15.04	6.87
3.91	3.90	Net interest margin	3.81	4.01
9.1	8.8	Total equity/assets (period-end)	9.1	8.8
6.9	6.4	Tangible common equity/assets	6.9	6.4
8.9	8.2	Tier 1 risk-based capital ratio *	8.9	8.2
12.0	11.7	Total risk-based capital ratio *	12.0	11.7

		Asset Quality ($ in millions)
$1,957	$3,459	Nonperforming assets	$1,957	$3,459
927	1,779	Non-Argentine	927	1,779
1,030	1,680	Argentina	1,030	1,680
3,074	3,864	Reserve for credit losses	3,074	3,864
1.51%	2.86%	Nonperforming assets as a % of related assets	1.51%	2.86%
.73	1.51	Non-Argentine	.73	1.51
51.12	59.66	Argentina	51.12	59.66
2.38	3.21	Reserve for credit losses to period-end loans	2.38	3.21
195	129	Reserve for credit losses to nonperforming loans	195	129
.78	2.03	Net charge-offs/average loans	1.35	2.05

*December 31, 2003 are estimates

FleetBoston Financial

Consolidated Income Statements

($ in millions)

Three Months Ended			Twelve Months Ended
December 31, 2003	December 31, 2002		December 31, 2003	December 31, 2002
$1,674	$1,563	Net interest income (FTE)	$6,447	$6,483
		Noninterest income:
397	371	Investment services revenue	1,517	1,559
392	382	Banking fees and commissions	1,562	1,533
251	119	Capital markets-related revenue	665	462
167	263	Credit card revenue	628	785
186	176	Other	719	697

1,393	1,311	Noninterest income	5,091	5,036

3,067	2,874	Total revenue	11,538	11,519

		Noninterest expense:
891	774	Employee compensation and benefits	3,398	3,249
129	121	Occupancy	517	503
107	117	Equipment	446	478
20	28	Intangible asset amortization	79	93
—	83	Merger and Restructuring costs	—	101
576	542	Other	2,061	1,980

1,723	1,665	Total expense	6,501	6,404

1,344	1,209	Income from continuing operations before provision and income taxes	5,037	5,115
195	750	Provision for credit losses	1,025	2,760
417	162	Income taxes and tax-equivalent adjustment from continuing operations	1,457	831

$732	$297	Net income from continuing operations	$2,555	$1,524

—	(36)	Net Income (loss) from discontinued operations, (net of tax)	43	(336)

$732	$261	Net income	$2,598	$1,188

$.68	$.28	Diluted earnings per share—continuing operations	$2.41	$1.44
.68	.24	Diluted earnings per share	2.45	1.12

FleetBoston Financial

Consolidated Balance Sheets

($ in millions)

	December 31, 2003	December 31, 2002
ASSETS:
Cash and equivalents	$14,143	$13,992
Securities	31,370	30,425
Trading assets	3,928	4,486
Loans and leases	128,949	120,380
Reserve for credit losses	(3,074)	(3,864)
Due from brokers/dealers	5,437	4,331
Intangible assets	4,571	4,677
Other assets	14,911	16,026

Total assets	$200,235	$190,453

LIABILITIES:
Deposits	$137,764	$125,814
Short-term borrowings	11,178	11,310
Due to brokers/dealers	5,476	4,297
Long-term debt	17,557	20,581
Other liabilities	9,980	11,618

Total liabilities	181,955	173,620

STOCKHOLDERS’ EQUITY:
Preferred stock	271	271
Common stock	18,009	16,562

Total stockholders’ equity	18,280	16,833

Total liabilities and stockholders’ equity	$200,235	$190,453